SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 7)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On July 18, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Reminds Stratasys Shareholders of the Performance of Directors Who are on Stratasys Board for 12-15 years On Average VOTE AGAINST THEM!”, attached hereto as Exhibit 99.1. On July 19, 2023, the Registrant issued a press release titled “Nano Dimension Exposes Another Misleading News Release that Stratasys Board Distributes Unabashedly, Deceiving Shareholders and Public Quoting a Respectable Judge in a Totally Out-of-Context and Misguided Manner”, attached hereto as Exhibit 99.2. The press release attached hereto as Exhibit 99.1 and the press release attached hereto as Exhibit 99.2 are for informational purposes only and are not an offer or solicitation to purchase the ordinary shares of Stratasys Ltd. The tender offer is being made solely pursuant to an offer to purchase dated May 25, 2023, as subsequently amended and supplemented, which sets forth the complete terms of the tender offer that Stratasys Ltd.’s shareholders should carefully read prior to making any decision.

Exhibit No.
99.1	Press release issued by the Registrant on July 18, 2023, titled “Nano Dimension Reminds Stratasys Shareholders of the Performance of Directors Who are on Stratasys Board for 12-15 years On Average VOTE AGAINST THEM!” (incorporated by reference to Exhibit (a)(5)(FF) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by the Registrant on July 18, 2023).
99.2	Press release issued by the Registrant on July 19, 2023, titled “Nano Dimension Exposes Another Misleading News Release that Stratasys Board Distributes Unabashedly, Deceiving Shareholders and Public Quoting a Respectable Judge in a Totally Out-of-Context and Misguided Manner” (incorporated by reference to Exhibit (a)(5)(GG) to the Tender Offer Statement on Schedule TO filed with the SEC by the Registrant on July 19, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 19, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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